

02005198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-84025~~ 8-47025

FACING PAGE

RECEIVED JAN 29 2002

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) **AND ENDING** 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Prime Dealer Services Corp.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York,	New York	10020
(City)	(State)	(Zip Code)

PROCESSED
FEB 04 2002
THOMSON FINANCIAL

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mary Jo Graffeo — (212) 762-5945 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(ADDRESS); Name and Street	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AFFIRMATION

We, Charles F. Vadala and Anthony J. Buovolo, affirm that, to the best of our knowledge and belief, the accompanying financial statements of Prime Dealer Services Corp. for the year ended November 30, 2001 and supplemental schedules pertaining to Prime Dealer Services Corp. as of November 30, 2001 are true and correct, and such financial statements and supplemental schedules will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Charles F. Vadala
Managing Director



Anthony J. Buovolo
Executive Director

Subscribed to before me this
January 11, 2002



Notary Public

CHRISTINE L. IRWIN
Notary Public, State of New York
No. 4957901
Qualified in New York County
Commission Expires Oct. 28, 2005

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


RECEIVED
JAN 2 9 2002
316
WASH, D.C.
SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Prime Dealer Services Corp.

We have audited the accompanying statement of financial condition of Prime Dealer Services Corp. as of November 30, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Prime Dealer Services Corp. at November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 11, 2002

PRIME DEALER SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
November 30, 2001
(In thousands of dollars, except share data)

ASSETS

Cash	$ 420
Securities borrowed	12,971,292
Securities received as collateral	13,097,983
Receivables from preferred stockholders	46
Receivables from affiliate	122
Other assets	878
Total assets	$26,070,741

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities loaned	$12,902,466
Obligation to return securities received as collateral	13,097,983
Payables to preferred stockholders	23,082
Payables to affiliates	8,036
Other liabilities	1,338
	26,032,905
Stockholders' equity:	
Preferred stock ($100 par value, 10,000 shares authorized, 2,000 shares issued and outstanding)	200
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1
Paid-in capital	24,999
Retained earnings	12,636
Total stockholders' equity	37,836
Total liabilities and stockholders' equity	$26,070,741

See Notes to Statement of Financial Condition.

PRIME DEALER SERVICES CORP.
NOTES TO STATEMENT OF FINANCIAL CONDITION
November 30, 2001
(In thousands of dollars)

Note 1 - Introduction and Basis of Presentation

The Company

Prime Dealer Services Corp. (the "Company") is a subsidiary of Morgan Stanley & Co. Incorporated ("MS"), which is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in the clearance of securities for preferred stockholders of the Company which are also broker-dealers. The Company's operations also include fully matched securities lending transactions.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions regarding matters that affect the financial statement and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

Certain affiliates charge the Company for its occupancy, equipment rental, communications and other overhead, and perform certain administrative services for the Company. Eligible employees of the Company are included in the benefit plans of MS, the cost of which is allocated to the Company. At November 30, 2001, all securities borrowed were with affiliates. Receivables from affiliate consist of securities borrowed rebates receivable. Payables to affiliates are primarily funds borrowed overnight from MSDW at prevailing market rates.

Note 2 - Summary of Significant Accounting Policies

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

New Accounting Pronouncement

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125." While SFAS No. 140 carries over most of the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," it provides new guidelines for reporting financial assets transferred as collateral and new guidelines for the derecognition of financial assets, in particular transactions involving the use of special purposes entities. SFAS No. 140 prescribes additional disclosures for collateral transactions and for securitization transactions accounted for as sales. The new guidelines for collateral transactions were effective for fiscal years ending after December 15, 2000, while the new guidelines for the derecognition of financial assets were effective for transfers made after March 31, 2001.

Note 3 - Securities Financing Transactions

Securities borrowed and securities loaned are treated as financing transactions and are carried at the amounts of cash collateral advanced and received in connection with the transactions.

On the statement of financial condition, the Company recognized an asset for securities received as collateral (as opposed to cash received as collateral) in certain securities lending transactions, and a corresponding liability, obligation to return securities received as collateral as a result of its adoption of SFAS No. 140, effective April 1, 2001 (see "New Accounting Pronouncement").

The Company receives collateral in the form of securities in connection with securities borrowed transactions and is permitted to sell or repledge these securities held as collateral to enter into securities lending transactions. At November 30, 2001, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $26.0 billion, substantially all of which has been repledged.

The Company manages credit exposure arising from securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral.

Note 4 - Risk Management

The Company's risk management policies and related procedures are integrated with those of MSDW and its other consolidated subsidiaries. In the normal course of business, the Company enters into transactions whereby various securities are borrowed from/loaned to counterparties in exchange for collateral. Credit risk occurs when the fair value of the underlying securities borrowed falls below the collateral pledged by the Company or when the fair value of the securities loaned rises above the collateral received by the Company.

The Company seeks to limit credit risk (as well as concentrations of credit risk) created in its business through the use of various control policies and procedures. As described in Note 3, the Company measures the fair value of the securities borrowed and loaned against the respective collateral amounts on a daily basis and requests additional collateral when deemed necessary.

The Company's activities involve the settlement, custody and financing of various securities on behalf of preferred stockholders. These activities are transacted on either a cash or margin basis and may expose the Company to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a preferred stockholder to settle a trade on its original terms or in the event cash and securities in a preferred stockholder's account is not sufficient to fully cover losses. The Company seeks to control the risks associated with these activities by requiring preferred stockholders to maintain collateral in compliance with various regulatory requirements and Company policies.

Note 5 - Income Taxes

The Company is included in the consolidated federal income tax return of MSDW. Federal income taxes have been provided on a separate entity basis. The Company is included in combined state and local income tax returns with MSDW and certain other subsidiaries of MSDW. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with MSDW, all current and deferred taxes are offset with all other intercompany balances with MSDW.

Note 6 - Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the Net Capital rules of the SEC. Under these rules, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall not be less than two percent of aggregate debit items arising from customer transactions or $250, whichever is greater. At November 30, 2001, the Company's Net Capital, as defined under such rules, was $36,996, which exceeded the minimum requirement by $36,746.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules of the SEC.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company does not hold funds or securities for, or owe money or securities to, customers. However, the Company does perform a computation for determination of reserve requirements pursuant to Rule 15c3-3 for proprietary accounts of introducing brokers ("PAIB") relating to the accounts of the preferred stockholders of the Company. At November 30, 2001, there was no reserve requirement in connection with the PAIB computation.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



January 11, 2002

Prime Dealer Services Corp.
1221 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Prime Dealer Services Corp. (the "Company") for the year ended November 30, 2001, on which we issued our report dated January 11, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computation of the proprietary accounts of introducing brokers ("PAIB") and for determining compliance with the exemptive provisions of rule 15c3-3 as it relates to customer activity); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

PRIME DEALER SERVICES CORP.
(SEC I.D. No. 8-84025)


RECEIVED
PROCESSING
JAN 2 9 2002
WASH, D.C.
316
SECTION

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT